                    U.S. SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


SEC File Number:  1-12230
CUSIP Number:  007521-10-7 Common Stock

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant: ADVANCED DEPOSITION TECHNOLOGIES, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
580 Myles Standish Industrial Park
Taunton, Massachusetts  02780


PART II - RULES 12B-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject Form 10-QSB will be filed on or before August 20, 1999, the fourth calendar day following August 16, 1999, the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

  The Registrant could not file its quarterly report on Form 10-QSB for the quarter ended June 30, 1999 on the prescribed filing date for the following reasons:

  THE EXTENSION IS NEEDED TO COMPLETE THE GENERAL INFORMATION PORTION OF THE 10-Q, SUCH AS INDUSTRY SEGMENTS AND COMPREHENSIVE INCOME AND OBTAIN RELATED CLARIFICATION FROM FOREIGN SUBSIDIARIES.

PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

Joseph Keller, Controller                           (508) 823-0707
-------------------------                           --------------
       (Name)                                       (Tel. No.)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                            [X]Yes  [ ] No


  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



                                                            [ ] Yes  [X] No

  Advanced Deposition Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Dated this 17th day of August, 1999


                                 ADVANCED DEPOSITION TECHNOLOGIES, INC.



                                 By  /s/ Joseph Keller
                                    ----------------------------
                                    Joseph Keller
                                    Its Controller



                                       3